

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4631

Mail Stop 4631

June 10, 2009

<u>Via U.S. mail and facsimile</u>

Mr. Robert W. Henley
Vice President and Controller
NVR, Inc.
11700 Plaza America Drive; Suite 500
Reston, VA 20190

   RE: **Form 10-K for the fiscal year ended December 31, 2008**
      Form 10-Q for the fiscal period ended March 31, 2009
      File No. 001-11311

Dear Mr. Henley:

   We have completed our review of your Form 10-K and related filings and have no further comments at this time.

   If you have any questions regarding our review of your filings, you may contact Sherry Haywood, Attorney, at (202) 551-3345 or, in her absence, Craig Slivka, Special Counsel, at (202) 551-3729 regarding legal matters. Please contact Lisa Haynes, Staff Accountant, at (202) 551-3424 or, in her absence, Jeanne Baker, Assistant Chief Accountant, at (202) 551-3691 if you have questions regarding comments on the financial statements and related matters.

           Sincerely,

           Rufus Decker
           Accounting Branch Chief